SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 11-K

                      [Mark One]

[X ]         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934[FEE REQUIRED]

 For the fiscal year ended December 31, 2002

OR

  [   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934[NO FEE REQUIRED]

For the transition period from____to_____

Commission File Number 01-19826

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN
(Full title of the Plan)

MOHAWK INDUSTRIES, INC.
 (Name of the issuer of the securities held pursuant to the Plan)

P. O. Box 12069, 160 S. Industrial Blvd.
Calhoun, Georgia 30701
(Address of principal executive offices)

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN
Index to Financial Statements, Supplemental Schedule and Exhibits

                   Item

                         Independent Auditors' Report

                          Statements of Net Assets Available for Plan Benefits as of December 31, 2002 and 2001

                          Statement of Changes in Net Assets Available for Plan Benefits for the Year ended December 31, 2002

                          Notes to the Financial Statements

                          Schedule H, Line 4i-Schedule of Assets (Held at Year End)-December 31, 2002

                          Signature

                          Exhibit 23 - Independent Auditors' Consent

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2002 and 2001

Independent Auditors' Report

The Administrator
Mohawk Carpet Corporation
    Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Mohawk Carpet Corporation Retirement Savings Plan (Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                                                                                                                                                                /s/ KPMG LLP

Atlanta, Georgia
May 8, 2003

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits
 December 31, 2002 and 2001

	2002	2001
Assets:
Cash	$67,973	-
Investments (notes 3 and 4)	100,167,483	245,109,483
Contributions receivable from employer	115,232	71,455
Contributions receivable from participants	277,730	167,314
Net assets available for plan benefits	$100,628,418	245,348,252

See accompanying notes to financial statements.

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits
 Year ended December 31, 2002

Additions:
Investment income (loss):
Interest and dividends	$3,291,267
Net appreciation (depreciation) in fair value of investments:
Mutual funds	(6,624,013)
Common collective funds	(686,475)
Mohawk Industries, Inc. common stock	619,732
Net investment loss	(3,399,489)
Contributions from employer	5,066,802
Contributions from participants	7,215,971
Total additions	8,883,284
Deductions:
Participants' benefits	9,692,955
Administrative expenses	52,700
Transfer to other plan (note 8)	143,857,463
Total deductions	153,603,118
Decrease in net assets available for plan benefits	(144,719,834)
Net assets available for plan benefits at beginning of year	245,348,252
Net assets available for plan benefits at end of year	$100,628,418

See accompanying notes to financial statements.

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN

Notes to the Financial Statements

December 31, 2002 and 2001

(1)        Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Plan in preparing its financial statements.

(a)        Basis of Presentation

The records of the Plan are maintained on the cash basis of accounting. The accompanying financial statements of the Mohawk Carpet Corporation Retirement Savings Plan (the Plan) have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and changes in those net assets.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(b)        Investments

Investments in mutual funds, common stock, and common collective funds are stated at fair value based on quoted market prices or as determined by Scudder Kemper Investments (Trustee). Investments in money market funds and loans to participants are stated at cost which approximates fair value. Securities transactions are accounted for on a trade date basis.

Realized and unrealized investment gains and losses are included in net depreciation in fair value of investments in the accompanying statement of changes in net assets available for plan benefits.

The Plan provides for investing in numerous funds, which invest in various types of investment securities and in various companies in various markets. Investment securities, generally, are exposed to several risks, such as interest rate, market, and credit risks. Due to the level of risk associated with the funds, it is reasonably possible that changes in the values of the funds will occur in the near term and such changes could materially affect the amounts reported in the financial statements and supplemental schedule.

(c)        Fair Value of Financial Instruments

Investments in securities are stated at fair value. In addition, management of the Plan believes that the carrying amount of receivables is a reasonable approximation of the fair value due to the short-term nature of these instruments.

(2)        Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a)        General

The Plan is a defined contribution plan and covers  hourly employees of Mohawk Carpet Corporation (the Company), a wholly owned subsidiary of Mohawk Industries, Inc. Effective January 1, 2002, all salaried, sales employees, and nonexempt employees are covered under the Mohawk Carpet Corporation Retirement Savings Plan II (Spin Off Plan). Also, effective January 1, 2002, employees of the Karastan Bigelow Group (KBY) and Lauren Park Mill (LPM) are covered under the Spin Off Plan. The Plan provides for retirement savings to qualified active participants through both participant and employer contributions and is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Employees are eligible to participate in the Plan at the beginning of a calendar month after the completion of 90 days of service.

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN

Notes to the Financial Statements (continued)

December 31, 2002 and 2001

The Plan is administered by an Administrative Committee appointed by the Company. The Administrative Committee is responsible for the control, management, and administration of the Plan and the assets held in trust at Scudder Kemper Investments as of December 31, 2002 and 2001 and for the year ended December 31, 2002.

(b)        Contributions

Contributions to the Plan are made by both participants and the Company. Participants may contribute a maximum of 25% of their gross compensation, subject to certain limitations. Participants may allocate their contributions in multiples of 1% to various investment funds of the Plan. The Company provides 50% matching contributions up to the first 4% of each participant's gross compensation contributed to the Plan. The Company also provides an additional match of $0.25 for every $1.00 of employee contributions in excess of 4% up to a maximum of 6%. The terms of the Plan also provide for discretionary employer profit sharing contributions to the Mohawk Stock Fund for plan participants employed on the last day of the plan year or terminated during the plan year on account of death, disability, or retirement. Discretionary employer profit sharing contributions of $3,797,000 were made to the Plan for the year ended December 31, 2002.

(c)        Participant Accounts

Each participant's account is credited with their contribution for the period as well as the employer's matching contribution and an allocation of any employer profit sharing contribution. Investment income, realized gains/losses, and the change in unrealized appreciation or depreciation on plan investments are credited to participants' accounts monthly based on the proportion of each participant's account balance to the total account balance within each investment fund at the beginning of the month.

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN

Notes to the Financial Statements (continued)

December 31, 2002 and 2001

Participant accounts may be invested in one or more of the investment funds available under the Plan at the direction of the participant. The Plan provides for monthly valuation of accounts.  Current investment funds available within the Plan include the following:

Investment fund	Fund objective

Scudder Stable Value Fund:	To provide rate of return for a fixed period of time. Money in this fund is invested in investment contracts, money market
securities, and managed bond portfolios.

PIMCO Total Return Fund:	To provide the opportunity for higher earnings than the
stable value fund. Money in this fund is primarily in intermediate term, high-quality, fixed income securities.

Scudder Balanced Fund:	To provide capital growth and current income while minimizing the risk of principal loss associated with common stocks by
investing in a changing mix of seasoned stocks and investment grade bonds.

Kemper-Dreman High-
Return Equity Fund:	To provide long-term capital growth through investing in large capitalization stocks in undervalued sectors of the stock market.

Scudder Stock Index Fund:	To track performance of the Standard and Poor's 500 Composite
Stock Price Index, which emphasizes stocks of large U.S.
companies.

Barron Asset Fund:	To provide long-term capital growth through investing in the stocks of small, and medium-sized companies with undervalued assets.

Scudder International Fund:	To provide long-term capital growth through a flexible policy of investing in stocks and debt obligations of companies and
governments outside the U.S.

Mohawk Stock Fund:	To provide capital appreciation through the ownership of Mohawk
Industries, Inc. shares.

Scudder 21st Century
Growth Fund:	To provide long-term growth of capital through investing
primarily in emerging growth companies poised to become leaders in the 21st century.

Transamerica Premier
Equity Fund:	To provide long-term growth through investing in a diversified portfolio of equity securities of domestic growth companies of any size.

AIM Value Fund:	To provide long-term growth of capital through investing in stocks of companies that are undervalued relative to the market as a whole.

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN

Notes to the Financial Statements (continued)

December 31, 2002 and 2001

(d)        Distributions to Participants

Upon termination of employment, the participant's account shall be distributed in a lump-sum cash payment as soon as administratively practicable, unless the participant elects otherwise. A participant may elect to receive his distribution in approximate equal installments over a period designated by the participant, not to exceed the lesser of 15 years or the life expectancy of the last survivor of the participant and his beneficiary.

Under the terms of the Plan, participants may make hardship withdrawals from their accounts upon furnishing proof of hardship as specified in the Plan agreement. Participants may also borrow the lesser of $50,000 or 50% of the value of their accounts subject to limitations provided by the Plan. Loans must be paid back to the Plan generally within four years of the loan date.

Amounts due to participants who have withdrawn from the Plan but have not been paid at December 31, 2002 and 2001 totaled $16,613 and $-0-, respectively.

(e)        Vesting

Participants are immediately vested in their contributions and the Company's matching and discretionary contributions and the income earned on such contributions. Participants whose entry date is on or after January 1, 2001 are vested in the Company's matching and discretionary contributions after one year of service.

Amounts forfeited by participants who terminate from the Plan prior to being 100% vested are applied to reduce subsequent Company contributions to the Plan. In 2002 and 2001, employer contributions were reduced by forfeitures of $3,961 and $3,953, respectively.

(f)        Administrative Expenses

Certain administrative expenses of the Plan are paid by the Company. These costs include legal, accounting, and certain administrative fees.

(3)        Transactions with Parties-in-Interest

At December 31, 2002 and 2001, the Plan held investments in trust funds and money market accounts sponsored by the trustee with current values of $70,396,793 and $175,845,632, respectively. The Plan also held investments in 304,232 and 693,249 shares of Mohawk Industries, Inc. common stock with current values of $17,326,036 and $38,045,527 at December 31, 2002 and 2001, respectively.

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN

Notes to the Financial Statements (continued)

December 31, 2002 and 2001

(4)        Investments

The following investments represent 5% or more of the Plan assets at December 31, 2002 and 2001:

	2002		2001
Mutual funds:
Scudder Balances Fund	$5,068,678		15,710,066
Kemper-Dreman High-Return Equity Fund	16,958,383		59,078,307
Mohawk Industries, Inc. common stock	17,326,036		38,045,527
Common Collective funds:
Scudder Stock Index Fund	2,440,279	*	12,441,812
Scudder Stable Value Fund	44,783,210		82,104,332

*The Scudder Stock Index Fund did not exceed 5% of net assets at December 31, 2002.

All of the Plan's investments are held by a party-in-interest to the Plan.

(5)        Income Tax Status

The Plan obtained a favorable determination letter dated June 17, 2002, in which the Internal Revenue Service (IRS) stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

(6)        Plan Termination

While it is the Company's intention to continue the Plan indefinitely, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Plan agreement. In the event of Plan termination, participants will become 100% vested in their accounts.

(7)        Plan Merger

During 2001, the assets of Durkan Patterned Carpet 401(k) Profit Sharing Plan were merged with the Plan. Plan assets at December 31, 2001 include assets of $5,553,885 transferred from Durkan Patterned Carpet 401(k) Profit Sharing Plan.

(8)        Transfer to Other Plan

Effective January 1, 2002, account balances attributable to employees of KBY and LPM were transferred into the Mohawk Carpet Corporation Retirement Savings Plan II. Also, account balances attributable to all salaried, sales employees, and nonexempt employees were transferred into the Mohawk Carpet Corporation Retirement Savings Plan II. Plan assets transferred were $143,857,463.

Schedule 1

MOHAWK CARPET CORPORATION RETIREMENT SAVINGS PLAN

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of the issue	Description of investments		Current value
Mutual funds:
PIMCO Total Return Fund	217,269	Mutual fund units	$2,318,257
*Scudder Balanced Fund	349,323	Mutual fund units	5,068,678
*Scudder International Fund	26,796	Mutual fund units	813,527
*Kemper-Dreman High-Return Equity Fund	573,306	Mutual fund units	16,958,383
Baron Asset Fund	22,971	Mutual fund units	790,649
AIM Value Fund	35,297	Mutual fund units	265,083
Transamerica Premier Equity Fund	104,777	Mutual fund units	1,354,771
*Scudder 21st Century Growth Fund	33,642	Mutual fund units	332,716
*Mohawk Industries, Inc. - common stock	304,232	Shares of common stock	17,326,036
Common collective funds:
*Scudder Stable Value Fund	44,783,210	Money Market Fund	44,783,210
*Scudder Stock Index Fund	95,998	Collective fund units	2,440,279
Loans to participants		(1)	7,715,894
Total			$100,167,483

*Scudder Kemper Investments, Trustee, and Mohawk Industries, Inc. are parties-in-interest to the Plan.

(1) Loans are consummated at a fixed rate (then current prime rate plus 1%) for terms up to four years. Interest rates range from 5.25% to 9.5% on loans outstanding.

See accompanying independent auditors' report.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator  has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                           Mohawk Carpet Corporation Retirement Savings Plan
                                                                                                                                                                        (Full Title of the Plan)

Dated: June 20, 2003	By:/s/ Jerry L. Melton
Jerry L. Melton, Vice President, Human Resources